Dreyfus Tax Exempt Cash Management
Statement of Investments
October 31, 2004 (Unaudited)

Tax Exempt Investments--100.4%	Principal Amount ($)	Value ($)
Alabama--5.5%		
DCH Health Care Authority, Health Care Facilities Revenue		
VRDN 1.73% (LOC; Regions Bank)	10,000,000 a	10,000,000
Eutaw Industrial Development Board, PCR, Refunding		
VRDN (Alabama Power Co.) 1.74%	1,800,000 a	1,800,000
Homewood Educational Building Authority, College and University Revenue		
VRDN (Samford University)		
1.74% (Liquidity Facility; South Trust Bank)	7,000,000 a	7,000,000
Jefferson County, Sewer Revenue, Refunding, VRDN:		
1.80% (Insured; XL Capital Assurance and		
Liquidity Facility; Bank of Nova Scotia)	43,700,000 a	43,700,000
1.80% (Insured; XL Capital Assurance and		
Liquidity Facility; JPMorgan Chase Bank)	25,000,000 a	25,000,000
1.75% (Insured; XL Capital Assurance and		
Liquidity Facility; Regions Bank)	26,585,000 a	26,585,000
1.79% (Insured; XL Capital Assurance and		
Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
University of Alabama, General Revenue		
VRDN 1.76% (Insured; MBIA and		
Liquid Facility; South Trust Bank)	16,000,000 a	16,000,000
Arkansas--.4%		
University of Arkansas, College and University Revenues		
Refunding, VRDN (UAMS Campus)		
1.81% (Insured; MBIA and Liquidity Facility; Bank of America)	9,600,000 a	9,600,000
California-- 1.0%		
State of California, GO Notes, CP:		
1.40%, 11/9/2004 (LOC: Bank of America, Bayerische Landesbank,		
BNP Paribas, DEPFA Bank, Dexia Credit Locale, Helaba Bank,		
JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg,		
State Street Bank & Trust Co. and WestLB AG)	15,000,000	15,000,000
1.69%, 11/29/2004 (LOC: Bank of America, Bayerische Landesbank,		
BNP Paribas, DEPFA Bank, Dexia Credit Locale, Helaba Bank,		
JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg,		
State Street Bank & Trust Co. and WestLB AG)	11,000,000	11,000,000
Colorado--2.6%		
Colorado Health Facilities Authority, Revenue:		
(Sisters Charity Health System) 1.23%, 12/1/2004	41,310,000	41,306,405
VRDN (Covenant Retirement) 1.77% (LOC; ABN-AMRO)	12,900,000 a	12,900,000
Denver Urban Renewal Authority, Tax Increment Revenue		
VRDN 1.86% (Liquidity Facility; Merrill Lynch)	12,495,000 a	12,495,000
Connecticut--.5%		
Town of Easton, GO Notes, BAN		
1.75%, 11/10/2004	13,850,000	13,852,139
Delaware--.5%		
Delaware Economic Development Authority, VRDN		
MFHR (School House Project)		
1.85% (LOC; HSBC Bank USA)	13,500,000 a	13,500,000

District of Columbia--1.1%			
District of Columbia, VRDN:			
Enterprise Zone Revenue (United Planning Organization)			
1.86% (LOC; M&T Bank)	10,195,000	a	10,195,000
GO Notes, Merlots Program 1.84% (Insured; AMBAC			
and Liquidity Facility; Wachovia Bank)	7,335,000	a	7,335,000
Revenues (American Public Health Association)			
1.80% (LOC; PNC Bank)	9,730,000	a	9,730,000
Florida--4.6%			
Capital Projects Finance Authority, Revenue, VRDN			
Capital Projects Loan Program			
1.81% (Insured; FSA and LOC; SunTrust Bank)	8,415,000	a	8,415,000
Collier County Health Facilities Authority, HR			
VRDN (Cleveland Clinic)			
1.74% (LOC; JPMorgan Chase Bank)	6,500,000	a	6,500,000
Florida Municipal Power Agency, Utility and Electric Revenue			
CP 1.42%, 12/6/2004			
(LOC; Wachovia Bank)	8,210,000		8,210,000
City of Jacksonville, Health Care Revenue, CP			
(Mayo Foundation) 1.47%, 11/17/2004	14,570,000		14,570,000
Jacksonville Electric Authority, Utility and Electric Revenue			
CP 1.20%, 11/22/2004 (Liquidity Facility; Landesbank			
Hessen-Thuringen Girozentrale)	10,000,000		10,000,000
Kissimmee Utilities Authority, Utility and Electric Revenue			
CP 1.40%, 12/9/2004			
(LOC; JPMorgan Chase Bank)	20,900,000		20,900,000
Martin County, PCR, VRDN			
(Florida Power & Light Co. Project) 1.85%	10,100,000	a	10,100,000
Orange County Health Facility Authority, Health Care Facilities			
Revenue, Refunding, CP			
1.65%, 1/20/2005 (LOC; SunTrust Bank)	6,700,000		6,700,000
Pinellas County Health Facilities Authority, Revenue			
Refunding, VRDN (Bayfront Projects)			
1.74% (LOC; SunTrust Bank)	14,900,000	a	14,900,000
Saint Lucie County, Revenue, VRDN			
(Sage Living Center Project)			
1.81% (LOC; Regions Bank)	4,445,000	a	4,445,000
City of Tampa, Educational Facilities Revenue, VRDN			
(Trinity School for Children Project)			
1.81% (LOC; Regions Bank)	5,380,000	a	5,380,000
Tampa Bay Water Utility System, Water Revenue, VRDN			
Merlots Program 1.84% (Insured; FGIC and			
Liquidity Facility; Wachovia Bank)	5,685,000	a	5,685,000
Georgia--1.4%			
State of Georgia, GO Notes 6.25%, 4/1/2005	5,000,000		5,090,796
Gwinnett County School District, GO Notes			
TAN 1.75%, 12/30/2004	30,000,000		30,017,315
Hawaii--.3%			
Honolulu City and County, GO Notes 1.18%, 12/2/2004			
(Insured; FGIC and Liquidity Facility; FGIC)	8,600,000		8,600,000
Idaho--.2%			
Idaho Housing and Finance Association, Nonprofit Facilities			
Revenue, VRDN (Albertson College of Idaho Project)			
1.79% (LOC; Key Bank)	4,250,000	a	4,250,000
Illinois--7.9%			
Channahon, Revenue, VRDN			
(Morris Hospital)			
1.85% (LOC; US Bank NA)	5,670,000	a	5,670,000
City of Chicago, GO Notes, VRDN			
1.77% (Insured; FGIC and Liquidity Facility; Landesbank			
Baden-Wuerttemberg)	13,000,000	a	13,000,000
City of Chicago Water Systems, Water and Sewer Revenue			
CP 1.83% 4/6/2005			
(LOC; BNP Paribas)	8,000,000		8,000,000
State of Illinois, GO Notes, VRDN, Merlots Program:			
1.84% (Insured; FSA and			
Liquidity Facility; Wachovia Bank)	16,935,000	a	16,935,000
1.84% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	9,975,000	a	9,975,000
Illinois Health Facilities Authority, Revenues:			
(Evanston Hospital Corp.):			
1.20%, 11/15/2004	15,000,000		15,000,000
1.03%, 11/30/2004	20,000,000		20,000,000
1.60%, 3/31/2005	12,000,000		12,000,000
1.85%, 3/10/2005, Series 87 A	10,000,000		10,000,000
1.85%, 3/10/2005, Series 87 B	10,000,000		10,000,000
1.85%, 3/10/2005, Series 87 C	10,000,000		10,000,000
VRDN:			
(Franciscan Eldercare Service)			
1.77% (LOC; ABN-AMRO)	10,800,000	a	10,800,000
(Rehabilitation Institute of Chicago)			
1.77% (LOC; Bank of America)	45,100,000	a	45,100,000
Regional Transportation Authority, GO Notes			
VRDN, Merlots Program:			
1.84%, Series A-24 (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	10,165,000	a	10,165,000
1.84%, Series A-73 (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	4,945,000	a	4,945,000
Indiana--2.0%			
Indiana Bond Bank, Revenue, Mid-Year Funding Program			
2.50%, 1/26/2005 (LOC; The Bank of New York)	11,500,000		11,529,945
Indiana Health Facility Financing Authority, Health Facility			
Revenue, VRDN (Clark Memorial Hospital Project)			
1.87% (LOC; Bank One)	9,430,000	a	9,430,000
Indiana Housing Finance Authority			
SFMR 1.20%, 1/6/2005	4,330,000		4,330,000
Indianapolis Local Public Improvement Bond Bank			
Revenue 2%, 1/6/2005	25,885,000		25,916,142
Iowa--1.3%			
Iowa Higher Education Loan Authority, College and			
University Revenue, VRDN (Loras College Project)			
1.74% (LOC; ABN-AMRO)	5,000,000	a	5,000,000
Louisa County, PCR, Refunding, VRDN			
(Midwest Power System Inc. Project) 1.83%	27,900,000	a	27,900,000
Kansas--1.1%			
Kansas City, MFHR, Refunding, VRDN			
(Wood View Apartments Project) 1.80%			
(LOC; FHLB)	10,195,000	a	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue			
VRDN 2.01% (LOC; Huntington NB)	8,575,450	a	8,575,450
Wyandotte County-Kansas City Unified Government			
GO Notes 1.35%, 4/1/2005	10,000,000		9,991,768

Kentucky--3.4%

Elliot County, Residential Mortgage Revenue, VRDN		
1.90% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000
Jefferson County, VRDN:		
Industrial Building Revenue, Refunding		
(Ursuline Campus) 1.78% (LOC; Fifth Third Bank)	6,195,000 a	6,195,000
Retirement Home Revenue		
(Nazareth Library Project) 1.78% (LOC; Fifth Third Bank)	12,865,000 a	12,865,000
Student Housing Industrial Building Revenue		
(University of Louisville Project)		
1.79% (LOC; Wachovia Bank)	19,705,000 a	19,705,000
Lexington-Fayette Urban County Government, Educational		
Building Revenue, Refunding, VRDN (Lexington Christian)		
1.78% (LOC; Fifth Third Bank)	4,665,000 a	4,665,000
Madison County, Residential Mortgage Revenue, VRDN		
1.90% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000
Morehead League of Cities Funding Trust, Lease Program		
Revenue, VRDN 1.78% (LOC; U.S. Bank NA)	10,000,000 a	10,000,000
Warren County, Hospital Facility Revenue, VRDN		
(Bowling Green-Warren County)		
1.77% (LOC; Bank One)	15,000,000 a	15,000,000

Louisiana--2.8%

Louisiana Local Government Environmental Facilities and		
Community Development Authority, Revenues, VRDN		
Merlots Program 1.84% (Insured; AMBAC and		
Liquidity Facility; Wachovia Bank)	8,150,000 a	8,150,000
Louisiana Public Facilities Authority, VRDN:		
HR, Refunding, Hospital Equipment Financing Program		
1.80% (LOC; Bank One)	36,100,000 a	36,100,000
Lease Revenue		
1.81% (Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
Private Schools Revenue (Metairie Park Country Day)		
1.81% (LOC; Branch Banking and Trust)	7,315,000 a	7,315,000
Tobacco Settlement Financing Corporation, Revenue, VRDN		
1.94% (Liquidity Facility; Merrill Lynch)	9,115,000 a	9,115,000

Maryland--3.0%

Frederick County, Industrial Revenue, Refunding		
VRDN (Manekin-Frederick Facility)		
1.88% (LOC; M&T Bank)	3,105,000 a	3,105,000
Maryland Community Development Administration		
Department of Housing and Community Development		
Revenue 1.17%, 12/21/2004	10,595,000	10,595,000
Maryland Economic Development Corporation, Revenue		
VRDN (Legal Aid Bureau Inc. Facility)		
1.88% (LOC; M&T Bank)	2,700,000 a	2,700,000
Maryland Health and Higher Educational Facilities Authority		
Revenue, VRDN:		
(Mercy Ridge) 1.78% (LOC; M&T Bank)	19,745,000 a	19,745,000
(Suburban Hospital) 1.79% (Liquidity Facility; M&T Bank)	35,230,000 a	35,230,000
Montgomery County, EDR, VRDN		
1.80% (LOC; M&T Bank)	6,000,000 a	6,000,000

Massachusetts--5.6%

Blackstone Valley Vocational Regional School District		
GO Notes, BAN 1.75%, 3/11/2005	10,000,000	10,020,369
Chicopee, GO Notes, BAN		
2%, 11/19/2004	16,536,000	16,539,431
Edgartown, GO Notes, BAN		
2.25%, 1/19/2005	6,950,000	6,962,579
Town of Framingham, GO Notes, BAN		
2.75%, 3/1/2005	7,570,000	7,592,350
Massachusetts Development Finance Agency, VRDN:		
College and University Revenue (Suffolk University) 1.84%		
(Insured; Radian Bank and Liquidity Facility: Bank		
of America and State Street Bank and Trust Co.)	32,000,000 a	32,000,000
Revenue:		
(Lesley University)		
1.79% (LOC; Bank of America)	7,800,000 a	7,800,000
(Northfield Mt. Harmon) 1.85% (Insured; Radian		
and Liquid Facility; Bank of America)	15,000,000 a	15,000,000
Medford, GO Notes, BAN		
3%, 4/1/2005	31,790,000	31,994,308
Newton, GO Notes, BAN		
2%, 8/15/2005	6,180,000	6,189,504
Weymouth, GO Notes, BAN		
2.85%, 3/10/2005	8,800,000	8,831,152

Michigan--5.9%

City of Detroit, Sewage Disposal Revenue, VRDN		
Merlots Program:		
1.84% (Insured; FGIC and Liquidity		
Facility; Wachovia Bank)	22,090,000 a	22,090,000
1.84% (Insured; MBIA and Liquidity		
Facility; Wachovia Bank)	10,300,000 a	10,300,000
Detroit Downtown Development Authority, LR		
Refunding, VRDN (Millender Center Project)		
1.85% (LOC; HSBC Bank USA)	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue, VRDN:		
Merlots Program 1.84% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	10,490,000 a	10,490,000
Refunding 1.78% (Insured; MBIA and Liquidity		
Facility; Dexia Credit Locale)	65,700,000 a	65,700,000
Michigan Hospital Finance Authority, Revenue, VRDN:		
Healthcare Equipment Loan Program		
1.78% (LOC; Fifth Third Bank)	13,400,000 a	13,400,000
Hospital Equipment Loan Program		
1.78% (LOC; ABN-AMRO)	10,200,000 a	10,200,000

Mississippi--1.2%

Medical Center Educational Building Corporation, Revenue		
VRDN (Pediatric and Research Facilities Project)		
1.76% (Insured; AMBAC and Liquidity Facility; Bank One)	16,000,000 a	16,000,000
Mississippi Development Bank, Special Obligation		
Revenue, VRDN, Merlots Program 1.84%		
(Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,500,000 a	7,500,000
Mississippi Hospital Equipment and Facilities Authority		
Revenue, VRDN (Mississippi Methodist Hospital)		
1.85% (LOC; First Tennessee Bank)	6,200,000 a	6,200,000

Missouri--.2%

Kansas City Industrial Development Authority, Revenue, VRDN		
(Ewing Marion Kaufman) 1.74%	4,200,000 a	4,200,000

Montana--1.4%

Montana Facility Finance Authority, Revenue		
(Sisters Charity Health System) 1.23%, 12/1/2004	34,510,000	34,507,494

Nebraska--1.3%

Nebhelp Inc., Revenue, VRDN		
1.85% (Insured; MBIA and Liquidity Facility;		
Lloyds TSB Bank)	31,780,000 a	31,780,000

Nevada--.4%

Clark County School District, GO Notes, VRDN		
1.84% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,965,000 a	9,965,000

New Hampshire--.8%

Durham, GO Notes, TAN			
2.50%, 12/31/2004	3,700,000		3,706,508
New Hampshire Health and Education Authority, HR			
VRDN (Wentworth Douglass Hospital) 1.84% (Insured;			
Radian Bank and Liquidity Facility; Bank of America)	10,000,000	a	10,000,000
New Hampshire Health and Education Facilities Authority			
Revenue, VRDN (Exeter Hospital Group)			
1.76% (LOC; Bank of America)	6,500,000	a	6,500,000

New Jersey--.5%

Township of Brick, GO Notes, BAN			
2%, 2/11/2005	5,000,000		5,005,932
Township of East Brunswick, GO Notes, BAN			
1.75%, 3/18/2005	8,800,000		8,816,261

New York--2.3%

Metropolitan Transportation Authority, Revenue, CP			
1.46%, 1/18/2005 (LOC; ABN-AMRO)	8,000,000		8,000,000
Nassau County Tobacco Settlement Corporation, Revenue			
VRDN 1.87% (Liquidity Facility; Merrill Lynch)	7,590,000	a	7,590,000
New York City Municipal Water Finance Authority			
Water and Sewer System Revenue, CP 1.18%, 11/4/2004			
(Liquidity Facility: Bayerische Landesbank and WestLB AG)	10,000,000		10,000,000
New York Counties Tobacco Trust I, Revenue, VRDN			
1.87% (Liquidity Facility; Merrill Lynch)	21,525,000	a	21,525,000
Tobacco Settlement Financing Corporation, Revenue, VRDN			
1.85% (Liquidity Facility: Landesbank Hessen-Thuringen			
Girozentrale and Merrill Lynch)	10,000,000	a	10,000,000

Ohio--2.8%

Akron Bath Copley Joint Township Hospital District			
Health Care Facilities Revenue, VRDN			
(Sumner Project) 1.79% (LOC; KBC Bank)	7,200,000	a	7,200,000
Franklin County, Health Care Facilities Revenue, VRDN			
(Creekside at the Village Project) 1.79% (LOC; Key Bank)	7,250,000	a	7,250,000
Hamilton County, Hospital Facilities Revenue, VRDN			
(Children's Hospital Medical Center)			
1.78% (LOC; U.S. Bank NA)	21,550,000	a	21,550,000
Ohio State Higher Educational Facility, College and			
University Revenue, VRDN (Ashland University Project)			
1.81% (LOC; Key Bank)	5,000,000	a	5,000,000
University of Akron, College and University Revenue			
VRDN 1.76% (Insured; FGIC and			
Liquidity Facility; Dexia Credit Locale)	30,000,000	a	30,000,000

Oklahoma--.4%

Tulsa County Industrial Authority, Capital Improvements			
Revenue 1.40%, 11/15/2004			
(Liquidity Facility; Bank of America)	10,000,000		10,000,000

Oregon--1.2%

State of Oregon, GO Notes, TAN 2.25%, 11/15/2004	14,000,000		14,006,252
Oregon Housing and Community Services Department			
Mortgage Revenue, Single-Family Mortgage Program			
1.20%, 1/6/2005	6,840,000		6,840,000
Salem Hospital Facility Authority, Revenue, Refunding, VRDN			
(Capital Manor Inc. Project) 1.81% (LOC; Bank of America)	9,550,000	a	9,550,000

Pennsylvania--18.2%

Chester County Health and Education Facilities Authority			
Retirement Community Revenue, VRDN			
(Kendal-Cosslands Communities Project)			
1.80% (LOC; Allied Irish Bank)	10,000,000	a	10,000,000
Cumberland County, GO Notes, VRDN 1.81% (Insured;			
AMBAC and Liquidity Facility; Wachovia Bank)	3,170,000	a	3,170,000
Dallastown Area School District, GO Notes, VRDN			
1.81% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,800,000	a	4,800,000
Dauphin County General Authority, Revenue, VRDN:			
1.84% (Insured; FSA and Liquidity Facility:			
Bank of Nova Scotia and KBC Bank)	77,600,000	a	77,600,000
School District Pooled Financing Program II			
1.84% (Insured; AMBAC and Liquidity Facility;			
Bank of Nova Scotia)	53,975,000	a	53,975,000
Delaware County Industrial Development Authority			
PCR, CP (Exelon Project)			
1.68%, 1/25/2005 (LOC; Wachovia Bank)	11,750,000		11,750,000
Emmaus General Authority, Revenue, VRDN:			
1.79%, Series D (GIC; Goldman Sachs and Co.)	3,800,000	a	3,800,000
1.79%, Series E (GIC; Goldman Sachs and Co.)	12,300,000	a	12,300,000
1.79%, Series G (GIC; Goldman Sachs and Co.)	10,000,000	a	10,000,000
1.79%, Series H (GIC; Goldman Sachs and Co.)	10,500,000	a	10,500,000
1.79%, Sub-Series A-10 (LOC; DEPFA Bank)	13,075,000	a	13,075,000
1.79%, Sub-Series B-23 (LOC; DEPFA Bank)	33,400,000	a	33,400,000
1.79%, Sub-Series E-21 (LOC; DEPFA Bank)	13,500,000	a	13,500,000
1.79%, Sub-Series F-20 (LOC; DEPFA Bank)	11,200,000	a	11,200,000
1.79%, Sub-Series G-18 (LOC; DEPFA Bank)	14,000,000	a	14,000,000
1.79%, Sub-Series H-19 (LOC; DEPFA Bank)	20,000,000	a	20,000,000
Local Government			
1.79%, Series B-6 (GIC; Goldman Sachs and Co.)	9,500,000	a	9,500,000
Lancaster County Hospital Authority, Revenue, VRDN			
(Luthercare Project) 1.84% (LOC; M&T Bank	14,250,000	a	14,250,000
Lebanon County Health Facilities Authority, VRDN			
Health Center Revenue (United Church of Christ Homes)			
1.79% (LOC; M&T Bank)	8,620,000	a	8,620,000
Revenue (Cornwall Manor Project)			
1.86% (Insured; Radian Bank and Liquidity Facilit			
Bank of America)	5,780,000	a	5,780,000
Montgomery County Higher Education and Health Authority			
Private Schools Revenue, VRDN			
(William Penn Charter) 1.81% (LOC; PNC Bank)	11,000,000	a	11,000,000
Montgomery County Industrial Development Authority			
Revenue, VRDN (Northwestern Human Services)			
1.85% (LOC; Commerce Bank)	13,930,000	a	13,930,000
New Garden General Authority, Municipal Revenue			
VRDN, Municipal Pooled Financing Program I 1.84%			
(Insured; AMBAC and Liquidity Facility: Bank of Nova			
Scotia and Dexia Credit Locale)	30,750,000	a	30,750,000
State of Pennsylvania, GO Notes, VRDN			
Merlots Program 1.84% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	5,850,000	a	5,850,000
Philadelphia Hospitals and Higher Education Facilities			
Authority, Revenue, Refunding, VRDN			
(Philadelphia Protestant Home)			
1.85% (LOC; Bank of America)	9,310,000	a	9,310,000
Schuylkill County, GO Notes, VRDN			
1.81% (Insured; AMBAC and Liquidity			
Facility; Wachovia Bank)	7,085,000	a	7,085,000
West Cornwall Township Municipal Authority, VRDN:			
GO Notes, Refunding (Bethlehem School District Project)			
1.80% (Insured; FSA and Liquidity Facility; Dexia			
Credit Locale)	28,800,000	a	28,800,000
Revenue, Pennsylvania General Government Loan Program			
1.80% (Insured; FSA and Liquidity Facility; Dexia			
Credit Locale)	14,815,000	a	14,815,000

South Carolina--1.0%

Greer, Combined Utilities System Revenue, VRDN		
Merlots Program 1.84% (Insured; AMBAC and		
Liquidity Facility; Wachovia Bank)	8,320,000 a	8,320,000
South Carolina Jobs Economic Development Authority, Health		
Facilities Revenue, Refunding, VRDN		
(Episcopal Church Home) 1.86% (Insured; Radian Bank and		
Liquidity Facility; Wachovia Bank)	14,425,000 a	14,425,000
Tobacco Settlement Revenue Management Authority		
Tobacco Settlement Revenue, VRDN		
1.94% (Liquidity Facility; Merrill Lynch)	2,645,000 a	2,645,000

Tennessee--1.8%

Blount County Public Building Authority, Revenue		
VRDN, Local Government Public Improvement:		
1.77%, Series A-6B (Insured; AMBAC and		
Liquidity Facility; Regions Bank)	5,170,000 a	5,170,000
1.77%, Series A-6C (Insured; AMBAC and		
Liquidity Facility; Regions Bank)	6,500,000 a	6,500,000
1.77%, Series A-7A (Insured; AMBAC and		
Liquidity Facility; Regions Bank)	5,000,000 a	5,000,000
Sevier County Public Building Authority, Local Government		
Public Improvement, VRDN:		
Revenue:		
1.77% (Insured; AMBAC and Liquidity Facility;		
KBC Bank)	8,465,000 a	8,465,000
1.77% (Insured; AMBAC and Liquidity Facility;		
Landesbank Hessen-Thuringen Girozentrale)	8,355,000 a	8,355,000
Water Revenue 1.77% (Insured; AMBAC and		
Liquidity Facility; KBC Bank)	12,500,000 a	12,500,000

Texas--9.7%

Aldine Independent School District, GO Notes		
1.73%, 6/15/2005 (Insured; Permanent School Fund		
Guaranteed and Liquidity Facility; Dexia Credit Locale)	15,000,000	15,000,000
Dallas Area Rapid Transit, Transportation Revenue:		
CP:		
1.45%, 12/14/2004 (Liquidity Facility: Bayerische		
Landesbank, Landesbank Baden-Wuerttemberg,		
State Street Bank & Trust Co., and WestLB AG)	20,000,000	20,000,000
1.80%, 1/19/2005 (Liquidity Facility: Bayerische		
Landesbank, Landesbank Baden-Wuerttemberg,		
State Street Bank & Trust Co., and WestLB AG)	15,000,000	15,000,000
VRDN, Merlots Program 1.84% (Insured: AMBAC and FGIC		
and Liquidity Facility; Wachovia Bank)	24,080,000 a	24,080,000
Harris County Health Facilities Development Corporation, Revenue		
VRDN (Methodist Hospital) 1.74%	35,380,000 a	35,380,000
Houston, GO Notes, CP 1.40%, 1/21/2005		
(Liquid Facility: Bank of Nova Scotia, Landesbank-		
Hessen Girozentrale and Toronto Dominion)	15,000,000	15,000,000
Houston Higher Education Facility, Education Revenue, CP		
(Rice University) 1.40%, 11/16/2004	8,000,000	8,000,000
North Central Texas Health Facility Development		
Corporation, Health Care Revenue, CP		
(Methodist Hospital) 1.37% 11/5/2004 (Insured; AMBAC and		
Liquidity Facility; Dexia Credit Locale)	26,000,000	26,000,000
City of San Antonio, Water Revenue, VRDN		
Merlots Program 1.84% (Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	30,315,000	30,660,590
University of Texas System Board of Regents		
Education Revenue, CP:		
1.38% 11/17/2004	16,000,000	16,000,000
1.45% 12/10/2004	5,200,000	5,200,000
1.45% 12/15/2004	25,000,000	25,000,000

Utah--.2%

Intermountain Power Agency, GO Notes, CP		
1.73%, 12/7/2004 (LOC; JP Morgan Chase Bank)	4,300,000	4,300,000

Vermont--.3%

Vermont Educational and Health Buildings Financing Agency		
VRDN:		
College and University Revenue, Capital Asset		
Financing Program 1.87% (LOC; M&T Bank)	950,000 a	950,000
Revenue (Rutland Regional Medical Project) 1.82%		
(Insured; Radian Bank and Liquidity Facility; Bank of		
America)	6,155,000 a	6,155,000

Virginia--.6%

Alexandria Industrial Development Authority, Revenue, VRDN		
(Institute for Defense Analyses) 1.87% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	15,545,000 a	15,545,000

Washington--2.4%

State of Washington, GO Notes, VRDN, Merlots Program:		
1.84% (Insured; FGIC and MBIA and Liquidity Facility;		
Wachovia Bank)	20,010,000 a	20,010,000
1.84% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,970,000 a	5,970,000
Washington Health Care Facilities Authority, Revenues, VRDN:		
(Provail) 1.79% (LOC; Key Bank)	6,920,000 a	6,920,000
(Seattle Cancer Care) 1.79% (LOC; Key Bank)	21,090,000 a	21,090,000
Washington Higher Education Facilities Authority		
Revenue, VRDN (St. Martins College Project)		
1.82% (LOC; U.S. Bank NA)	7,115,000 a	7,115,000

Wisconsin--2.6%

Badger Tobacco Asset Securitization Corporation		
Tobacco Settlement Revenue, VRDN 1.90%		
(Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,560,000 a	6,560,000
Franklin Community Development Authority		
Redevelopment Revenue, VRDN		
(Indian Community School of Milwaukee)		
1.77% (LOC; Bank One)	11,000,000 a	11,000,000
City of Milwaukee, GO Notes 2%, 2/15/2005 (Insured; FSA)	14,840,000	14,874,772
State of Wisconsin, Transportation Revenue, CP		
1.20%, 1/12/2005 (Liquidity Facility; WestLB AG)	13,000,000	13,000,000
Wisconsin Health and Educational Facilities Authority, Revenue		
VRDN (Gunderson Lutheran):		
1.74%, Series A (Insured; FSA and Liquidity		
Facility; Dexia Credit Locale)	3,200,000 a	3,200,000
1.74%, Series B (Insured; FSA and Liquidity		
Facility; Dexia Credit Locale)	7,000,000 a	7,000,000
Wisconsin Rural Water Construction Loan Program		
Commission Revenue, VRDN 3%, 10/1/2005	10,000,000	10,112,907

Total Investments (cost $2,547,934,279)	**100.4%**	**2,547,970,367**
Liabilities, Less Cash and Receivables	**(.4)%**	**(11,052,752)**
Net Assets	**100.0%**	**2,536,917,615**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance
EDR	Economic Development Revenue		Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHLB	Federal Home Loan Bank	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GIC	Guaranteed Investment Contract	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes
HR	Hospital Revenue		

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value %
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	88.1
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	8.4
Not Rated c		Not Rated c		Not Rated c	3.5
					100.0

Notes to Statement of Investments:

a Securities payable on demand. Variable interest rate - subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.